Exhibit (a)(1)(vi)

October 23, 2015

Dear Daegis Stockholder:

We are pleased to report that Daegis Inc. (the “Company”) has entered into a Merger Agreement with Open Text Corporation (or “OpenText”) that provides for the acquisition of Daegis common stock at a price of $0.82 per share in cash. Under the terms of the proposed transaction, OpenText’s indirect wholly-owned merger subsidiary has commenced a tender offer for all of the outstanding shares of Daegis common stock at $0.82 per share, net to the holder in cash, without interest and less any withholding taxes. Consummation of the tender offer is conditioned upon, among other things, there having been validly tendered in the tender offer and not withdrawn that number of shares that would represent at least a majority of the total Daegis shares then outstanding, but excluding any shares that are owned as of the date of commencement of the tender offer by Daegis or its subsidiaries. Shares that are tendered pursuant to a notice of guaranteed delivery but not actually delivered to the depositary for the tender offer, American Stock Transfer & Trust Company, LLC, prior to the expiration time of the tender offer, will not be deemed to be validly tendered into the offer unless and until the shares underlying such notices of guaranteed delivery are delivered. Unless subsequently extended, the tender offer is scheduled to expire at 12:01 A.M., New York City time, on November 23, 2015. Following the consummation of the tender offer and subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement, the merger subsidiary will merge with and into Daegis and Daegis will become a direct or indirect wholly-owned subsidiary of OpenText. In the merger, the shares of Daegis common stock that remain outstanding following the consummation of the tender offer will be converted into the right to receive $0.82 per share in cash, without interest and net of any withholding taxes.

The Daegis Board of Directors: (1) approved, adopted and declared advisable the Merger Agreement and the transactions contemplated thereby, including the tender offer and the merger; (2) determined that the Merger Agreement and the transactions contemplated thereby, including the tender offer and the merger, are fair to, and in the best interests of, the stockholders; and (3) recommended that Daegis stockholders tender their shares of Daegis common stock pursuant to the tender offer.

In addition to the Solicitation/Recommendation Statement that accompanies this letter, also enclosed is OpenText’s Offer to Purchase and related materials, including a Letter of Transmittal for use in tendering shares. We urge you to read the enclosed materials carefully.

The directors and management of Daegis thank you for the support you have given the Company over the years.

Sincerely,

Timothy P. Bacci
President and Chief Executive Officer